**ALTAI RESOURCES INC.**
**CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2007**
**(PREPARED BY MANAGEMENT)**

| | March 31, 2007 (UNAUDITED) $ | December 31, 2006 (AUDITED) $ |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | 676,085 | 802,859 |
| Marketable securities (Note3) | 129,495 | 16,463 |
| Accounts receivable | 27,505 | 3,978 |
| Prepaid expenses | 1,500 | 1,500 |
| | 834,585 | 824,800 |
| Note receivable (Note 4) | 546,903 | 546,903 |
| Investment in subsidiaries (Note 4) | 561,084 | 561,556 |
| Interests in mining properties (Note 5) | 1,009,954 | 1,009,954 |
| Natural gas interests (Note 6) | 1,669,516 | 1,503,414 |
| Investment in technology project | 1 | 1 |
| Capital assets | 569 | 711 |
| **Total Assets** | 4,622,612 | 4,447,339 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable | 119,407 | 13,903 |
| Current portion of consulting charge payable | 35,100 | 35,100 |
| | 154,507 | 49,003 |
| Consulting charge payable | 35,100 | 70,200 |
| | 189,607 | 119,203 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 7) | 9,623,560 | 9,623,560 |
| Share purchase warrants (Note 7) | 466,000 | 466,000 |
| Contributed surplus (Note 8) | 139,730 | 139,730 |
| Deficit | (5,888,903) | (5,901,154) |
| Accumulated other comprehensive income (Note 9) | 92,618 | – |
| | 4,433,005 | 4,328,136 |
| **Total liabilities and shareholders' equity** | 4,622,612 | 4,447,339 |

**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**
**FOR THE THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)**

| | March 31, 2007 $ | March 31, 2006 $ |
|---|---|---|
| **CONSOLIDATED OPERATIONS** | | |
| **Revenue** | | |
| Investment and miscellaneous income | 4,516 | 1,177 |
| | 4,516 | 1,177 |

Dw 5/18

| | | |
|---|---|---|
| **Expenses** | | |
| Administrative expenses | 12,018 | 12,599 |
| Prospecting and general | 37 | 53 |
| Amortization | 142 | 142 |
| | 12,197 | 12,794 |
| **Net income (loss) before share of net earnings (loss) of equity investment and income taxes** | (7,681) | (11,617) |
| Share of net earnings (loss) of equity investment | (481) | (300) |
| Future income taxes (Note 9) | (364) | – |
| **Net earnings (loss)** | (8,526) | (11,917) |
| **Net earnings (loss) per share – basic and fully diluted (Note 10)** | (0.000) | (0.000) |

**CONSOLIDATED DEFICIT**

| | | |
|---|---|---|
| Balance, beginning of period | (5,901,154) | (5,852,571) |
| Restatement of income tax impact on adoption of accounting standards (Note 9) | 20,777 | – |
| Net earnings (loss) | (8,526) | (11,917) |
| Balance, end of period | (5,888,903) | (5,864,488) |

## CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)

| | March 31, 2007<br>$ | March 31, 2006<br>$ |
|---|---|---|
| **Operating activities** | | |
| Net earnings (loss) | (8,526) | (11,917) |
| Items not affecting cash | | |
| Share of net earnings of equity investment | 481 | 300 |
| Amortization | 142 | 142 |
| Future income taxes | 364 | – |
| Decrease (increase) in accounts receivable | (23,527) | (528) |
| Increase (decrease) in accounts payable | 105,504 | 6,050 |
| Decrease in consulting charge payable | (35,100) | (35,100) |
| Cash used in operating activities | 39,338 | (41,053) |
| **Investing activities** | | |
| Natural gas interests | (166,102) | (14,650) |
| Investment in subsidiaries | (10) | 34,708 |
| Cash provided by (used in) investing activities | (166,112) | 20,058 |
| **Financing activities** | – | – |
| Cash provided by financing activities | – | – |
| **Change in cash** | (126,774) | (20,995) |
| Cash, beginning of period | 802,859 | 79,258 |
| **Cash, end of period** | 676,085 | 58,263 |

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
## March 31, 2007

**1. Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

**2. Accounting policy changes**

a) *Financial instruments and comprehensive income*

In January 2006, the Canadian Institute of Chartered Accountants "CICA" issued Section 3855, "Financial Instruments – Recognition and Measurement". This new standard increases harmonization with US GAAP and requires that available-for-sale financial assets be reported at fair market value. Gains and losses arising from changes in the fair market values of the available-for-sale financial assets are reported on the balance sheet as "Accumulated other comprehensive income (loss)" (CICA Section 1530). The standard is required for publicly traded companies with fiscal year-ends after October 31, 2006. The Company has adopted section 3855 on a prospective basis effective January 1, 2007 and has classified all of its investments in marketable securities as available-for-sale.

b) *Impact upon adoption of Sections 3855 and 1530*

The Company has recorded the following adjustments in its consolidated financial statements as at January 1, 2007 resulting from the adoption of Sections 3855 and 1530:

(i) an increase of $115,047, representing a fair value adjustment to the value of marketable securities;
(ii) an increase in accumulated other comprehensive income of $94,269 (net of taxes of $20,777), representing the fair value adjustment to the value of marketable securities; and
(iii) a reduction of $20,777 to opening deficit, representing the Canadian tax impact of the fair value adjustment made to the value of marketable securities.

**3. Marketable securities**

The marketable securities are reported in their fair market values as at March 31, 2007 (total cost – $16,463).

**4. Investment in subsidiaries**

Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

In late January 2007, Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals (Philippines) Inc., has terminated the option agreement with Altai Philippines re Altai Philippines' Negros Island sulfur property.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at March 31, 2007 and to date, the MPSA application has not yet been

approved.

5. **Interest in mining properties**

| | Balance, Beginning of Year $ | Expenditure $ | Balance, End of Period $ |
|---|---|---|---|
| **Malartic Township, Quebec** | | | |
| Property | 283,711 | – | 283,711 |
| Expenditure | 726,243 | – | 726,243 |
| | 1,009,954 | – | 1,009,954 |

The Company has 50% working interest in the Malartic Township Gold property of 3 claims of 120 hectares (300 acres).

6. **Natural gas interests**

| | Balance, Beginning of Year $ | Expenditure $ | Balance, End of Period $ |
|---|---|---|---|
| **Sorel-Trois Rivieres property, Quebec** | | | |
| Expenditure | 1,503,414 | 166,102 | 1,669,516 |

a) The Company has 54.88% working interest (as at December 31, 2006) in the Sorel-Trois Rivieres natural gas property of eleven oil and gas and reservoir permits of 127,542 hectares (315,156 acres). Talisman Energy Canada has earned a 100% equity interest in one of those permits since the second half of 2006 (see Note 6b).

b) The July 2005 Agreement between Talisman Energy Canada ("Talisman") of Calgary, Alberta and the Company and its joint venture partner in the Sorel-Trois Rivieres property, Petro St-Pierre Inc. ("PSP"), involves four oil and gas permits aggregating to approximately 73,275 hectares (181,063 acres) ("Farmout Lands") of the Sorel-Trois Rivieres property.

Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. Talisman committed to drilling one well by May 2006, while the other wells are optional. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands. The drilling and testing of the first well had been completed in the second half of 2006.

7. **Share capital and options**

**a) Share capital**

**Authorized**
An unlimited number of common shares of no par value.

| **Issued** | **No. of shares** | **Amount** $ |
|---|---|---|
| Issued at December 31, 2006 and March 31, 2007 | 28,856,554 | 9,623,560 |

At March 31, 2007, there were 219,667 escrowed common shares outstanding.

**b) Share purchase warrants**

| | **Expiry date** | **Number of share purchase warrants** | **Black–Scholes value** $ | **Exercise price** $ |
|---|---|---|---|---|
| Share Purchase Warrants issued | April 29, 2008 | 1,800,000 | 306,000 | 0.35 |
| Share Purchase Warrants Issued | October 30, 2007 | 1,000,000 | 160,000 | 0.25 |
| **Balance at December 31, 2006 and March 31, 2007** | | **2,800,000** | **466,000** | |

c) Options

i) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At March 31, 2007, there were 850,000 option shares available for future grants.

| | Options outstanding | |
|---|---|---|
| | Number of shares | Weighted average exercise price $ |
| Balance at December 31, 2006 and March 31, 2007 | 870,000 | 0.120 |

The following table summarizes outstanding share options at March 31, 2007:

| Number of share options outstanding | | | Expiry date | Weighted average Exercise price |
|---|---|---|---|---|
| Exercisable | Unexercisable | Total | | $ |
| 463,000 | – | 463,000 | August 18, 2007 | 0.100 |
| 10,000 | – | 10,000 | March 18, 2008 | 0.100 |
| 197,000 | – | 197,000 | June 17, 2009 | 0.140 |
| 200,000 | – | 200,000 | August 17, 2010 | 0.150 |
| 870,000 | – | 870,000 | | 0.120 |

ii) **Accounting for stock-based compensation cost**

Since 2004, the Company has adopted retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" which requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. For the three months ended March 31, 2007, no stock-based compensation cost had been incurred.

**8. Contributed surplus**

| | 2007 $ | 2006 $ |
|---|---|---|
| **Balance, beginning of year and end of period** | **139,730** | **95,950** |

**9. Accumulated other comprehensive income**

| | 2007 $ | 2006 $ |
|---|---|---|
| **Balance, beginning of year** | – | – |
| Restatement of increase in unrealized gain on available-for-sale marketable securities, net of taxes of $20,777 [(1)] | 94,269 | – |
| Balance – as restated | 94,269 | – |
| Other comprehensive loss during period – unrealized loss on available-for-sale marketable securities, net of taxes recovered of $364 | (1,651) | – |
| **Balance, end of period** | 92,618 | – |

(1) Refer to Note 2.

**10. Earnings (loss) per share**

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

| | 2007<br>$ | 2006<br>$ |
|---|---|---|
| Numerator | | |
| Net (loss) income for the year – basic and diluted | (8,526) | (11,917) |
| Denominator | | |
| Weighted average number of shares – basic | 28,856,554 | 25,053,554 |
| Effect of dilutive shares | | |
| Stock options | 870,000 | 873,000 |
| Warrants | 2,800,000 | – |
| Compensation options | 266,000 | – |
| Weighted average number of shares – diluted | 32,792,554 | 25,926,554 |
| Basic and diluted net (loss) income per share | (0.000)[1] | (0.000[1] |

[1] Due to the losses in the three months ended March 31, 2006 and March 31, 2007, no diluted net loss per share is provided as the inclusion of outstanding options and warrants would be anti-dilutive.

**11. Related Party transactions**

a) Consulting services were provided by two officers. Fees for such services amounted to $3,000. These fees have been allocated to administrative expenses ($250) and resource properties ($2,750).

b) The third instalment ($35,100) of the consulting charge payable in 5 equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2007.

# ALTAI RESOURCES INC.

## *MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)*

**FOR THE THREE MONTHS ENDED MARCH 31, 2007** **Dated May 7, 2007**



The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the three months ended March 31, 2007 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2006 ("2006 Annual MD&A") dated April 9, 2007 are relevant for the quarter under review and therefore readers are advised to read this with the 2006 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

### *FORWARD LOOKING STATEMENTS*

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

### *OVERVIEW*

1) The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property (named "Blackcliff project" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), and the 54.88% owned (as at December 31, 2006) Sorel-Trois Rivieres natural gas property of 11 oil and gas and reservoir permits of 127,542 hectares (315,156 acres) (Talisman Energy Canada ("Talisman") has earned 100% equity interest in one of the oil and gas permits in the second half of 2006) were maintained in good standing as at March 31, 2007 and to date.

b) Sorel-Trois Rivieres natural gas property, Quebec

i) In February – March 2007 Altai carried out a seismic reflection survey on the Sorel Islands, the portion of its permits which are not under option to Talisman. The survey is orientated to shallow (less than 150 meters) gas targets in recent sediments. The Company is awaiting results of the work completed.

ii) (1) Since July 2005, the Company and PSP have optioned a portion of the oil and gas permits in the Sorel-Trois Rivieres property to Talisman. The agreement involves four permits aggregating to 73,275 hectares (181,063 acres) ("Farmout Lands").

Talisman may earn a 100% equity interest in any permit by drilling one well in that permit. Talisman committed to drilling one well, while the other wells are optional. The option extends to April 2010.The Company and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the earned Farmout Lands.

(2) According to the independent consultant, the main target in the Farmout Lands is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within the Farmout Lands. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians.

(3) Dr. Robert Theriault of the Hydrocarbons Branch, Quebec Ministry of Natural Resources, compared Altai's deep collapse structure (referred to by him as a "sag") at the top of the Trenton Formation to the Albion-Scipio oil and gas field ("Albion-Scipio") in the State of Michigan, USA. Albion-Scipio, also in the Trenton Formation, has produced to date over 130 million barrels of oil (290 million barrels of original oil in place) and 200 BCF (billion cubic feet) of natural gas since the start of its production in the late 1950's. Dr. Theriault pointed out that the sag zone of 34 kilometers outlined in Altai's permits may extend for approximately another 20 kilometers towards the SW, all in Altai's permits, making its physical size similar to that of Albion-Scipio. He pointed out the similarity of the seismic cross section of Altai's target with that of Albion-Scipio. Production and alternation zone in Albion-Scipio is not continuous.

(4) Talisman carried out the drilling and testing of the first well (test well) in the second half of 2006. As at March 31, 2007 and to date Talisman has earned 100% equity interest in one permit where the test well was drilled.

The well was drilled to a total measured depth of 1,294 meters or 1,262 meters vertical depth. It was drilled on a seismically defined feature in an attempt to find a structure that is similar to other Ordovician Trenton-Black River producing trends in the province of Ontario and New York State. In early 2007 Talisman reported that the well did not encounter commercial amount of gas.

Talisman has been granted an extension of its election to drill an option well until September 1, 2007.

In Altai's opinion there is very good exploration potential located along its 55 kilometers feature on its permits. A recent announcement by another company pointing to the presence of Trenton-Black River gas in a well located east of Altai's permits in the St. Lawrence Lowlands indicates that gas may be present in the region.

iii) Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property, all in the Philippines.

i) As at March 31, 2007 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ii) In late January 2007, Crew Gold Corporation through its wholly owned subsidiary, Crew Minerals Philippines Inc., has terminated the option agreement with Altai Philippines re Altai Philippines' Negros Island sulfur property in view of the big increase in the annual payments from 2007 on. The Company and Altai Philippines are examining different alternatives to develop the property.

***CHANGE IN ACCOUNTING POLICY***

The CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement" requires that financial assets classified as "available-for-sale" be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as "Other comprehensive income (loss)". The standard became a reporting requirement for all publicly traded companies with year-ends after October 31, 2006. The Company as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets effective January 1, 2007. As required, shareholders' equity as at December 31, 2006 has been restated to include the gain of $94,269 and the deficit has been restated to include a reduction of $20,777, (being the tax impact on adoption of the said accounting policy), on valuation of available-for-sale financial assets that would have been reported, had the policy been in effect at that time.

***OUTLOOK FOR 2007 AND BEYOND***

The proceeds from the flow-through share units private placement made in late 2006 provide adequate funds for the Company to carry out targeted exploration work on its oil and gas permits that were not optioned to Talisman Energy Canada for the next two years, whereas the proceeds from the common share units private placement made at the same time increase the general working capital of the Company and allow it to carry out exploration work on new projects or other properties that it has. Further future major expenditures on exploration projects will require new financing or closing of the asset sale agreement on the Sibuyan lateritic nickel-cobalt property.

For the balance of 2007, the Company's efforts will be focused on the following:

1. Completion of the sale of the Sibuyan lateritic nickel-cobalt property in the Philippines; and
2. Acquisition of a new property – base metals, gold or uranium.

***OVERALL PERFORMANCE, RESULTS OF OPERATIONS***

a) For the three months ended March 31, 2007, the Company had a net loss of $8,526 including its share ($481) of the net loss of equity investment in Altai Philippines. The net loss was mainly due to the relatively low administration expenses of $12,018.

b) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and, with the adoption of the CICA Section 3855, have been stated in their fair market values since January 1, 2007.

***DISCLOSURE CONTROLS***

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and the Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and the Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 31, 2007. Based on this evaluation, the President and the Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

### *INTERNAL CONTROL OVER FINANCIAL REPORTING*

The President and the Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the three months ended March 31, 2007 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

### *OUTSTANDING SHARES*

As of April 30, 2007, the Company's share capital is as following:

| | Basic | Weighted average |
|---|---|---|
| Issued and outstanding common shares | 28,856,554 | 28,856,554 |
| Stock options | 870,000 | 870,000 |
| Warrants | 2,800,000 | 2,800,000 |
| Compensation options | 266,000 | 266,000 |
| Common shares fully diluted | 32,792,554 | 32,792,554 |

**Form 52-109F2**

**Certification of Interim Filings**

**I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

*"Niyazi Kacira"*

Signature
President and Chief Executive Officer

# Form 52-109F2

## Certification of Interim Filings

**I, Maria Au, the Treasurer of Altai Resources Inc.**, certify that:

1 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

*"Maria Au"*

Signature
Treasurer

END